Exhibit 99.1

Lanvin Group Holdings Limited

Semi-Annual Report
As of and for the six months ended June 30, 2024

TABLE OF CONTENTS

Page

CERTAIN DEFINED TERMS	1

INTRODUCTION	1

NOTE ON PRESENTATION	1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

Lanvin Group Holdings Limited

Interim condensed consolidated financial statements (unaudited)
At and for the six months ended June 30, 2024 and 2023

Table of Contents	Page(s)

Interim condensed consolidated statements of profit or loss	F-1

Interim condensed consolidated statements of comprehensive loss	F-2

Interim condensed consolidated statements of financial position	F-3

Interim condensed consolidated statements of cash flows	F-4

Interim condensed consolidated statements of changes in equity	F-5

Notes to interim condensed consolidated financial statements	F-6 - F-25

CERTAIN DEFINED TERMS

In this report (the “Semi-Annual Report”), unless otherwise specified, the terms “we,” “us,” “our,” “Lanvin Group,” “the Company” and “our Company” refer to Fosun Fashion Group (Cayman) Limited, or FFG, and its consolidated subsidiaries, prior to the consummation of the Business Combination (as defined below) and to Lanvin Group Holdings Limited, or LGHL, and its consolidated subsidiaries following the Business Combination, as the context requires. The term “PCAC” refers to Primavera Capital Acquisition Corporation prior to the consummation of the Business Combination.

INTRODUCTION

The interim condensed consolidated financial statements as of and for the six months ended June 30, 2024 (the “Semi-Annual Condensed Consolidated Financial Statements”) included in this Semi-Annual Report have been prepared in compliance with IAS 34 — Interim Financial Reporting as issued by the International Accounting Standards Board and as endorsed by the European Union. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements as of December 31, 2023 and December 31, 2022 and for each of the three years in the period ended December 31, 2023 (the “Annual Consolidated Financial Statements”), except as otherwise stated in Note 3 in the notes to the Semi-Annual Condensed Consolidated Financial Statements.

The Group’s financial information in this Semi-Annual Report is presented in Euro except that, in some instances, information is presented in U.S. dollar. All references in this report to “Euro,” “EUR” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. dollar,” “USD” and “$” refer to the currency of the United States of America (the “U.S.”).

Certain totals in the tables included in this Semi-Annual Report may not add up due to rounding.

This Semi-Annual Report is unaudited.

NOTE ON PRESENTATION

On March 23, 2022, we entered into the Business Combination Agreement (the “Business Combination Agreement”) by and among LGHL, PCAC, FFG, Lanvin Group Heritage I Limited (“Merger Sub 1”) and Lanvin Group Heritage II Limited (“Merger Sub 2”), which was subsequently amended on October 17, 2022, October 20, 2022, October 28, 2022 and December 2, 2022. Pursuant to the Business Combination Agreement, (i) PCAC merged with and into Merger Sub 1, with Merger Sub 1 surviving and remaining as a wholly-owned subsidiary of LGHL, (ii) following the Initial Merger, Merger Sub 2 merged with and into FFG, with FFG being the surviving entity and becoming a wholly-owned subsidiary of LGHL, and (iii) subsequently, Merger Sub 1 as the surviving company of the Initial Merger merged with and into FFG as the surviving company of the Second Merger, with FFG surviving such merger (the “Business Combination”). For more information relating to the Business Combination, including a description of the transactions undertaken to complete the Business Combination, reference should be made to Note 1— General information to the Annual Consolidated Financial Statements in the Annual Consolidated Financial Statements.

Following the completion of the Business Combination, on December 14, 2022, our ordinary shares and public warrants began trading on the New York Stock Exchange (“NYSE”) under the symbols “LANV” and “LANV-WT”, respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Semi-Annual Report contains forward-looking statements. Forward-looking statements include all statements that are not historical statements of fact and statements regarding, but not limited to, our expectations, hopes, beliefs, intention or strategies of regarding the future. You can identify these statements by forward-looking words such as “may,” “expect,” “predict,” “potential,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” “plan,” “future,” “outlook,” “project,” “will,” “would” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this Semi-Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	changes adversely affecting the business in which we are engaged;

•	our projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of our actual results or our future results;

•	management of growth;

•	the impact of health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic on our business;

•	our ability to safeguard the value, recognition and reputation of our brands and to identify and respond to new and changing customer preferences;

•	the ability and desire of consumers to shop;

•	our ability to successfully implement our business strategies and plans;

•	our ability to effectively manage our advertising and marketing expenses and achieve the desired impact;

•	our ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market;

•	disruptions to our distribution facilities or our distribution partners;

•	our ability to negotiate, maintain or renew our license agreements;

•	our ability to protect our intellectual property rights;

•	our ability to attract and retain qualified employees and preserve craftmanship skills;

•	our ability to develop and maintain effective internal controls;

•	general economic conditions;

•	the result of future financing efforts; and

•	other factors discussed elsewhere in this Semi-Annual Report.

In addition, statements that “we believe” and other similar statements reflect our belief and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Semi-Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherent uncertain and investors are cautioned not to unduly rely upon these statements.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this Semi-Annual Report. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section as well as any other cautionary statements contained herein. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this Semi-Annual Report or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Semi-Annual Report or elsewhere might not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a global luxury fashion group with five portfolio brands, namely Lanvin, Wolford, Sergio Rossi, St. John and Caruso. Founded in 1889, Lanvin is one of the oldest French couture houses still in operation, offering products ranging from apparel to leather goods, footwear, and accessories. Wolford, founded in 1950, is one of the largest luxury skinwear brands in the world, offering luxury legwear and bodywear, with a recent successful diversification into leisurewear and athleisure. Sergio Rossi is a highly recognized Italian shoemaker brand and has been a household name for luxury shoes since 1951. St. John is a classic, timeless and sophisticated American luxury womenswear house founded in 1962 and Caruso has been a premier menswear manufacturer in Europe since 1958. In addition to our current five portfolio brands, we are also actively looking at potential add-on acquisitions as part of our growth strategy.

Our goal is to build a leading global luxury group with unparalleled access to Asia and to provide customers with excellent products that reflect our brands’ tradition of fine craftsmanship with exclusive design content and a style that preserves the exceptional manufacturing quality for which those brands are known. This is consistently achieved through the sourcing of superior raw materials, the careful finish of each piece, and the way the products are manufactured and delivered to our customers. For the six months ended June 30, 2024 and 2023, we recorded revenues of €171.0 million and €214.5 million, respectively, net loss of €69.4 million and €72.2 million, respectively and Adjusted EBITDA of €(42.1) million and €(40.9) million, respectively.

We operate a combination of direct-to-consumer, or DTC, and wholesale channels worldwide through our extensive network of around 1,100 points of sale, including approximately 266 directly-operated retail stores (across our five portfolio brands) as of June 30, 2024. We distribute our products worldwide via retail and outlet stores, wholesale customers and e-commerce platforms. Taking into account the DTC (including both directly-operated stores and e-commerce sites) and wholesale channels, we are present in more than 80 countries.

Key Factors Affecting Our Financial Condition and Results of Operations

Fluctuations in exchange rates

A significant portion of our operations are in international markets outside the Eurozone, where we record revenues and expenses in various currencies other than the Euro, mainly the Chinese Renminbi and U.S. dollar, as well as other currencies.

The table below shows the exchange rates of the main foreign currencies used to prepare the Semi-Annual Condensed Consolidated Financial Statements compared to the Euro.

	Exchange rate at June 30, 2023	1H2023 Average exchange rate	Exchange rate at June 30, 2024	1H2024 Average exchange rate
U.S. Dollar	1.0901	1.0809	1.0751	1.0854
Chinese Renminbi	7.8771	7.4848	7.6617	7.7120
Hong Kong Dollar	8.5435	8.4723	8.3945	8.4869
British Pound	0.8615	0.8763	0.8473	0.8545
Japanese Yen	157.2589	145.3643	171.2494	163.9456

The following table shows the sensitivity at the end of the reporting period to a reasonably possible change in the main foreign currencies against the Euro, with all other variables held constant, of our profit before tax due to differences arising on settlement or translation of monetary assets and liabilities and our equity excluding the impact of retained earnings due to the changes of exchange fluctuation reserve of certain overseas subsidiaries of which the functional currencies are currencies other than the Euro.

	As of June 30, 2024
	Increase / (decrease) in loss before tax if Euro strengthens by 5%	Increase / (decrease) in loss before tax if Euro weakens by 5%
U.S. Dollar	(13,004)	13,004
Chinese Renminbi	(96)	96
Hong Kong Dollar	112	(112)
British Pound	44	(44)
Japanese Yen	(824)	824
Total	(13,768)	13,768

Results of Operations

Six months ended June 30, 2024 compared with six months ended June 30, 2023

The following is a discussion of our results of operations for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.

	For the six months ended June 30,
(Euro thousands, except percentages)	2024	Percentage of revenues	2023	Percentage of revenues
Revenues	170,976	100.0%	214,537	100.0%
Cost of sales	(72,598)	(42.5)%	(89,083)	(41.5)%
Gross profit	98,378	57.5%	125,454	58.5%
Marketing and selling expenses	(105,591)	(61.8)%	(110,600)	(51.6)%
General and administrative expenses	(58,065)	(34.0)%	(76,544)	(35.7)%
Other operating income and expenses	5,457	3.2%	(7,960)	(3.7)%
Loss from operations before non-underlying items	(59,821)	(35.0)%	(69,650)	(32.5)%
Non-underlying items	3,143	1.8%	9,666	4.5%
Operating Loss/Profit	(56,678)	(33.1)%	(59,984)	(28.0)%
Financial costs — net	(13,187)	(7.7)%	(11,970)	(5.6)%
Loss before taxes	(69,865)	(40.9)%	(71,954)	(33.5)%
Income tax benefits / (expenses)	489	0.3%	(271)	(0.1)%
(Loss)/Profit for the period	(69,376)	(40.6)%	(72,225)	(33.7)%
Non-IFRS Financial Measures(1):
Contribution profit	(7,213)	(4.2)%	14,854	6.9%
Adjusted EBIT	(58,994)	(34.5)%	(67,679)	(31.5)%
Adjusted EBITDA	(42,111)	(24.6)%	(40,916)	(19.1)%

(1)	See “— Non-IFRS Financial Measures.”

Revenues

We generate revenue primarily through our five brands: Lanvin, Wolford, St. John, Sergio Rossi and Caruso, whose revenues are generated from the sale of their products, manufacturing and services for private labels and other luxury brands, as well as from royalties received from third parties and licensees. Revenue is measured at the transaction price which is based on the amount of consideration that we expect to receive in exchange for transferring the promised goods or services to the customer. For each period presented, revenue is exclusive of sales incentives, rebates and sales discounts. As such, the percentage contribution of these sales incentives, rebates and sales discount is zero.

Revenues for the six months ended June 30, 2024 amounted to €171.0 million, a decrease of €43.6 million or (20.3) %, compared to €214.5 million in the same period in 2023.

The following table sets forth a breakdown of revenues by portfolio brand for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2024	2023	2024 vs 2023%
Lanvin	48,272	57,052	(8,780)	(15.4)%
Wolford	42,594	58,802	(16,208)	(27.6)%
St. John	39,981	46,663	(6,682)	(14.3)%
Sergio Rossi	20,404	33,019	(12,615)	(38.2)%
Caruso	19,734	19,926	(192)	(1.0)%
Other and holding companies	4,366	3,990	376	9.4%
Eliminations and unallocated	(4,375)	(4,915)	540	(11.0)%
Total	170,976	214,537	(43,561)	(20.3)%

The following table sets forth a breakdown of revenues by sales channel for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2024	2023	2024 vs 2023%
DTC	104,574	121,041	(16,467)	(13.6)%
Wholesale	59,589	85,446	(25,857)	(30.3)%
Other(1)	6,813	8,050	(1,237)	(15.4)%
Total Revenues	170,976	214,537	(43,561)	(20.3)%

(1)	Royalties received from third parties and licensees, and clearance income.

The following table sets forth a breakdown of revenues by geographical area for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2024	2023	2024 vs 2023%
EMEA(1)	75,704	103,905	(28,201)	(27.1)%
North America(2)	64,324	72,487	(8,163)	(11.3)%
Greater China(3)	19,761	26,063	(6,302)	(24.2)%
Other Asia(4)	11,187	12,082	(895)	(7.4)%
Total	170,976	214,537	(43,561)	(20.3)%

(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of the Balkan Peninsula, Eastern Europe, Scandinavian, Azerbaijan, Kazakhstan and the Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes mainland China, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

By segment

By segment, the decrease in revenues was driven by (i) a decrease of €16.2 million (or (27.6)%) in sales from Wolford segment, which was mainly due to market headwinds and shipping disruptions caused by a transition to a new logistics supplier, (ii) a decrease of €12.6 million in sales (or (38.2)%) from Sergio Rossi segment, which was attributed to its decline in the wholesale channel, (iii) a decrease of €8.8 million (or (15.4)%) from Lanvin segment, which was mainly due to market headwinds and Lanvin’s transition of artistic director, (iv) a decrease of €6.7 million (or (14.3)%) from St.John segment, which was mainly due to global market softness, and (v) a decrease of €0.2 million (or (1.0)%) from Caruso segment due to global market softness, particularly in the wholesale channel.

By sales channel

By sales channel, the decrease in revenues was mainly related to a decrease of €25.9 million (or (30.3)%) in the wholesale channel, a decrease of €16.5 million (or (13.6)%) in the DTC channel, and a decrease of €1.2 million (or (15.4)%) in the other channel.

The decrease in wholesale revenues was mainly due to the decrease of Wolford, Sergio Rossi and Lanvin’s wholesale business, which was mainly impacted by the softening demand for luxury goods. Sales to our five largest customers were 7.8% and 8.7% of our revenues for the six months ended June 30, 2024 and 2023, respectively. No single customer accounted for more than 5% of our consolidated revenues for the six months ended June 30, 2024 and 2023.The decrease in the DTC channel was primarily due to reduced retail traffic.

Other channel decrease was mainly due to the decrease of Lanvin’s clearance income.

 The following table sets forth a breakdown of store count at the end of the six months ended June 30, 2024 and 2023:

	As of June 30,
	2024	2023
Lanvin	37	32
Wolford	140	156
St. John	42	44
Sergio Rossi	47	50
Caruso	–	–
Total	266	282

By geography

By geographical region, the decrease in revenues was mainly due to (i) a decrease of €28.2 million (or (27.1) %) in EMEA, (ii) a decrease of €8.2 million (or (11.3)%) in North America, (iii) a decrease of €6.3 million (or (24.2)%) in Greater China, and (iv) a decrease of €0.9 million (or (7.4)%) in other Asia.

The decrease in EMEA was due to the decrease of Wolford, Sergio Rossi, Lanvin and St.John, which was partially offset by the increase of Caruso. Wolford’s EMEA business decreased €13.6 million (or (34.0)%) year-over-year to €26.5 million in the six months ended June 30, 2024, mainly attributed to the impact of shift to new logistic supplier. Sergio Rossi’s EMEA business decreased €9.0 million (or (48.5)%) year-over-year to €9.5 million in the six months ended June 30, 2024, mainly attributable to its reduction in wholesale channels (including third-party production), and in part due to Sergio Rossi’s strategic adjustment on third-party production. Lanvin’s EMEA business decreased €6.3 million (or (21.4)%) year-over-year to €23.2 million in the six months ended June 30, 2024. St. John’s EMEA business decreased €0.4 million (or (59.1)%) year-over-year to €0.3 million in the six months ended June 30, 2024. Caruso’s EMEA business increased €0.5 million or 3.3% year-over-year to €16.8 million in the six months ended June 30, 2024.

The decrease in North America was mainly due to the decrease of St.John, Wolford and Lanvin. St. John’s North America business decreased €4.3 million (or (10.3)%) year-over-year to €37.3 million in the six months ended June 30, 2024. Wolford’s North America business decreased €1.5 million (or (10.4)%) year-over-year to €12.7 million in the six months ended June 30, 2024. Lanvin’s North America business decreased €1.2 million (or (9.2)%) year-over-year to €12.0 million in the six months ended June 30, 2024.

The decrease in Greater China was mainly due to the decrease of Sergio Rossi, St.John, Lanvin and Wolford. In the six months ended June 30, 2024, Sergio Rossi’s revenue decreased by (34.3)% to €4.2 million, St. John decreased by (47.1)% to €2.2 million, Lanvin decreased by (14.1)% to €9.5 million and Wolford decreased by (20.3)% to €3.3 million.

The decrease in other Asia was mainly due to the decrease of Sergio Rossi and Wolford, which was partially offset by the increase of Lanvin. Sergio Rossi’s other Asia business decreased €0.9 million (or (12.2)%) year-over-year to €6.4 million in the six months ended June 30, 2024, which was mainly due to the decrease in wholesale channel while its DTC channel was flat. Wolford’s other Asia business decreased €0.3 million (or (69.1)%) year-over-year to €0.1 million in the six months ended June 30, 2024, which was mainly impacted by the transition to its new logistics supplier.

The decrease across all regions was primarily attributed to the globally softening demand for luxury fashion goods.

Cost of sales

Cost of sales includes the raw material cost, production labor, assembly overhead including depreciation expense, procurement of the merchandise, and inventory valuation adjustments. In addition, cost of sales also includes customs duties, product packaging cost, royalty cost associated with sales of licensed products, and freight charges.

The following table sets forth a breakdown of cost of sales by nature for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2024	2023	2024 vs 2023%
Purchases of raw materials, finished goods and manufacturing services	50,419	63,632	(13,213)	(20.8)%
Change in inventories	4,276	2,882	1,394	48.4%
Labor cost	12,601	17,358	(4,757)	(27.4)%
Logistics costs, duties and insurance	7,523	6,662	861	12.9%
Depreciation and amortization	452	871	(419)	(48.1)%
Others	(2,673)	(2,322)	(351)	15.1%
Total cost of sales by nature	72,598	89,083	(16,485)	(18.5)%

The following table sets forth a breakdown of cost of sales by portfolio brand for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2024	2023	2024 vs 2023%
Lanvin	20,268	25,093	(4,825)	(19.2)%
Wolford	15,799	16,740	(941)	(5.6)%
St. John	12,285	17,639	(5,354)	(30.4)%
Sergio Rossi	10,186	15,884	(5,698)	(35.9)%
Caruso	14,011	14,693	(682)	(4.6)%
Other and holding companies	717	200	517	258.5%
Eliminations and unallocated	(668)	(1,166)	498	(42.7)%
Total	72,598	89,083	(16,485)	(18.5)%

Cost of sales for the six months ended June 30, 2024 amounted to €72.6 million, a decrease of €16.5 million or (18.5)%, compared to €89.1 million in the same period in 2023.

By segment, the decrease in cost of sales was mainly related to the decrease in scale and sales for all of our brands.

Cost of sales as a percentage of revenues slightly increased to 42.5% for the six months ended June 30, 2024, compared to 41.5% in the same period in 2023. The increase was primarily due to the gross margin decrease of Wolford. Inventory impairment costs improved in the six months ended June 30, 2024 was €3.3 million gain (or 1.9% as a percentage of revenue), compared to €2.9 million gain (or 1.4% as a percentage of revenue) in the same period in 2023.

Gross profit

The following table sets forth a breakdown of gross profit by portfolio brand for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2024	2023	2024 vs 2023%
Lanvin	28,004	31,959	(3,955)	(12.4)%
Wolford	26,795	42,062	(15,267)	(36.3)%
St. John	27,696	29,024	1,328	4.6%
Sergio Rossi	10,218	17,135	(6,917)	(40.4)%
Caruso	5,723	5,233	490	9.4%
Other and holding companies	3,649	3,790	(141)	(3.7)%
Eliminations and unallocated	(3,707)	(3,749)	42	(1.1)%
Total	98,378	125,454	(27,076)	(21.6)%

Gross profit for the six months ended June 30, 2024 amounted to 98.4 million, a decrease of €27.1 million or (21.6)%, compared to €125.5 million in the same period in 2023.

The decrease in gross profit was mainly related to the double digit decrease in revenue. Gross profit margin declined to 57.5% for the six months ended June 30, 2024 from 58.5% in the same period in 2023, which was mainly due to the gross profit margin decrease in Wolford despite all other brands improved.

Marketing and selling expenses

Marketing and selling expenses include store employee compensation, occupancy costs, depreciation, supply costs for store equipment, wholesale and retail account administration compensation globally, as well as depreciation and amortization which includes depreciation of right-of-use assets under IFRS 16. These expenses are affected by the number of stores that are open during any fiscal period and store performance, as compensation and rent expenses can vary with sales. Marketing and selling expenses also include advertising and marketing expenses, which consist of media space and production costs, advertising agency fees, public relations and market research expenses. In addition, marketing and selling expenses include distribution and customer service expenses which consist of warehousing, order fulfillment, shipping and handling, customer service, employee compensation and bag repair costs.

The following table sets forth a breakdown of marketing and selling expenses by portfolio brand for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2024	2023	2024 vs 2023%
Lanvin	(37,389)	(36,793)	(596)	1.6%
Wolford	(34,916)	(38,128)	3,212	(8.4)%
St. John	(23,036)	(23,719)	683	(2.9)%
Sergio Rossi	(9,490)	(11,355)	1,865	(16.4)%
Caruso	(936)	(842)	(94)	11.2%
Other and holding companies	(2,004)	(1,995)	(9)	0.5
Eliminations and unallocated	2,180	2,232	(52)	(2.3)%
Total	(105,591)	(110,600)	5,009	(4.5)%

Marketing and selling expenses for the six months ended June 30, 2024 amounted to €105.6 million, a decrease of €5.0 million (or (4.5)%), compared to €110.6 million in the same period in 2023.

By segment, the decrease in marketing and selling expenses was mainly related to (i) a decrease of €3.2 million (or (8.4)%) from Wolford, (ii) a decrease of €1.9 million (or (16.4)%) from Sergio Rossi, (iii) a decrease of €0.7 million (or (2.9)%) from St.John, which was offset by (iv) an increase of €0.6 million (or 1.6%) from Lanvin, and (v) an increase of €0.1 million (or 11.2%) from Caruso.

Marketing and selling expenses increased as a percentage of revenue due to higher store related costs and expense deleverage on lower revenue.

Contribution profit

Contribution profit is defined as net revenues less the cost of sales and selling and marketing expenses, which constitutes the majority of our variable costs. Contribution profit is a non-IFRS financial measure. See “—Non-IFRS Financial Measures.”

Our consolidated contribution profit decreased by €22.1 million (or (148.6)%) to €7.2 million loss for the six months ended June 30, 2024 from €14.8 million gain in the same period in 2023. The decrease was mainly related to (i) a decrease of €12.1 million from Wolford, (ii) a decrease of €5.1 million from Sergio Rossi, (iii) a decrease of €4.6 million from Lanvin, (iv) a decrease of €(0.6) million from St.John, which was offset by an increase of €0.4 million from Caruso.

General and administrative expenses

General and administrative expenses include administrative and management staff costs, product creation and sample costs, rent, depreciation, and amortization expenses for our administrative staff, as well as IT system development and maintenance expenses.

General and administrative expenses decreased to €58.1 million or by (24.1)% for the six months ended June 30, 2024, from €76.5 million in the same period in 2023. General and administrative expenses also declined as a percentage of revenues to 34.0% for the six months ended June 30, 2024 from 35.7% in the same period in 2023, due to continuous cost optimization.

We expect general and administrative expenses to continue to decline as a percentage of revenues as we continue to leverage synergies across the group.

Other operating income and expenses

Other operating income and expenses include foreign exchange gains or losses and impairment losses.

Other operating income and expenses increased to €5.5 million gain for the six months ended June 30, 2024 from €8.0 million loss in the same period in 2023, mainly due to a foreign exchange gain compared to loss in the same period in 2023.

Loss from operations before non-underlying items

Loss from operations before non-underlying items for the six months ended June 30, 2024 decreased by €9.8 million (or (14.1)%) to €59.8 million, compared to €69.7 million in the same period in 2023. The decrease in loss from operations before non-underlying items was mainly due to decrease in expenses, partially offset by the decrease of gross profit.

Adjusted EBITDA

Adjusted EBITDA, which is a non-IFRS financial measure, for the six months ended June 30, 2024 decreased to €(42.1) million from €(40.9) million in the same period in 2023. This decrease was mainly due to the decrease in gross profit and partially offset by the decrease of expenses. Adjusted EBITDA as a percentage of total revenues decreased to (24.6)% in the six months ended June 30, 2024 from (19.1)% in the same period in 2023. See “—Non-IFRS Financial Measures.”

Non-underlying items

Non-underlying items comprise net gains on disposals, negative goodwill from acquisition of a subsidiary, gain on debt restructuring, government grants and others.

The non-underlying items was €3.1 million gain, or 1.8% of revenues for the six months ended June 30, 2024, compared to €9.7 million gain or 4.5% of revenues in the same period in 2023. The decrease in the non-underlying items by €6.5 million was mainly due to the decrease in government grants from €8.2 million in the six months ended June 30, 2023 to €15 thousand in the same period in 2024.

Operating loss

Operating loss for the six months ended June 30, 2024 amounted to €56.7 million, a decrease of €3.3 million or (5.5)%, compared to €60.0 million in the same period in 2023. The improvement in operating loss resulted from a decrease in loss from operations before non-underlying items and partially offset by a decrease of non-underlying items.

Finance cost—(net)

Finance costs (net) primarily include income and expenses relating to our interest income and expenses on financial assets and liabilities, including interest expense resulting from IFRS 16 lease liability.

Finance costs for the six months ended June 30, 2024 amounted to €13.2 million, an increase of €1.2 million or 10.2%, compared to finance costs of €12.0 million in the same period in 2023. The increase was primarily attributable to an increase of €4.2 million of interest expense on borrowings and partially offset by a decrease of €3.5 million in foreign exchange loss.

Loss before income tax

Loss before income tax for the six months ended June 30, 2024 amounted to €69.9 million, an decrease of €2.1 million or (2.9)%, compared to €72.0 million in the same period in 2023.

Income tax benefits / (expenses)

Income taxes include the current taxes on the results of our operations and any changes in deferred income taxes.

Income tax expenses for the six months ended June 30, 2024 amounted to €0.5 million gain, decreased by €0.8 million, compared to €0.3 million loss in the same period in 2023. The decrease was primarily due to €0.6 million deferred income taxes gain for the six months ended June 30, 2024, compared to €0.2 million gain in the same period in 2023, and €0.1 million current taxes loss for the six months ended June 30, 2024, compared to €0.5 million loss in the same period in 2023.

Loss for the period

Loss for the six months ended June 30, 2024 amounted to €69.4 million, a decrease of €2.8 million or (3.9)%, compared to €72.2 million in the same period in 2023.

Results by Segment

Six months ended June 30, 2024 compared with six months ended June 30, 2023

The following is a discussion of revenues, gross profit and contribution profit for each segment for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.

Lanvin Segment

The following table sets forth revenues and gross profit for the Lanvin segment for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2024	2023	2024 vs 2023%
Revenues	48,272	57,052	(8,780)	(15.4)%
Gross profit	28,004	31,959	(3,955)	(12.4)%
Gross profit margin	58.0%	56.0%	2.0%	-
Marketing and selling expenses	(37,389)	(36,793)	(596)	1.6%
Contribution profit/(loss)(1)(3)	(9,385)	(4,834)	(4,551)	94.2%
Contribution profit margin(2)(3)	(19.4)%	(8.5)%	(11.0)%	-

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2024 was €48.3 million, a decrease of €8.8 million or (15.4)% compared to €57.1 million in the same period in 2023.

The decrease is attributable to global market softness and it’s the brand’s creative transition during the period.

DTC revenues decreased by 10.1% from €26.8 million for the six months ended June 30, 2023, to €24.1 million for the six months ended June 30, 2024. The drop in DTC channels was mainly due to lower sales from softer market in Great China and EMEA. Great China DTC revenues decreased by €1.7 million (or (16.3)% year-over-year) to €8.8 million in the six months ended June 30, 2024. EMEA DTC revenues decreased by €0.7 million (or (9.7)% year-over-year) to €6.7 million in the six months ended June 30, 2024.

Wholesale revenues decreased by 23.4% from €23.0 million for the six months ended June 30, 2023, to €17.6 million for the six months ended June 30, 2024, mainly due to the softness in global luxury market as well as general challenges in the wholesale market. The wholesale revenues as percentage of Lanvin’s total revenues decreased from 40.4% for the six months ended June 30, 2023 to 36.5% for the six months ended June 30, 2024 as company’s more focusing on higher margin channel.

Gross profit

Gross profit for the six months ended June 30, 2024 decreased to €28.0 million, a decrease of €4.0 million or (12.4)% compared to €32.0 million in the same period in 2023.

The decrease in gross profit was primarily attributable to the decrease in revenue. While gross margin increased to 58.0% compared to 56.0% in the same period in 2023, which was mainly driven by its optimization of channel mix as well as the improvement in inventory management.

Contribution profit/(loss)

Contribution loss for the six months ended June 30, 2024 was €9.4 million, a decrease of €4.6 million from the €4.8 million loss in the same period in 2023.

The increase in contribution loss was mainly due to the loss in gross margin and expense deleverage on lower revenue.

Wolford Segment

The following table sets forth revenues and gross profit for the Wolford segment for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2024	2023	2024 vs 2023%
Revenues	42,594	58,802	(16,208)	(27.6)%
Gross profit	26,795	42,062	(15,267)	(36.3)%
Gross profit margin	62.9%	71.5%	(8.6)%	-
Marketing and selling expenses	(34,916)	(38,128)	3,212	(8.4)%
Contribution profit/(loss)(1)(3)	(8,121)	3,934	(12,055)	(306.4)%
Contribution profit margin(2)(3)	(19.1)%	6.7%	(25.8)%	-

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2024 decreased to €42.6 million, a decrease of €16.2 million or (27.6)% compared to €58.8 million for the six months ended June 30, 2023.

The decrease in all regions was led by the wholesale channels, which decreased by €9.9 million or (53.3)% from the six months ended June 30, 2023 to €8.7 million in the six months ended June 30, 2024. The decline in the EMEA region accounted for most of the decrease, EMEA revenue was lower by 34.0% year-over-year to €26.5 million for the six months ended June 30, 2024.

Gross profit

Gross profit decreased by €15.3 million to €26.8 million for the six months ended June 30, 2024, compared to €42.1 million in the same period in 2023. Gross profit margin decreased to 62.9% for the six months ended June 30, 2024 from 71.5% in the same period in 2023.

The decrease in gross profit margin was primarily attributable to the delays from integration with new logistic provider that resulted in an inability to absorb fixed production costs as well as the digestion of excess stock for purposes of inventory management.

Contribution profit/(loss)

Contribution loss for the six months ended June 30, 2024 was €8.1 million (or (19.1)% of revenue), compared to a profit of €3.9 million (or 6.7% of revenue) in the same period in 2023, driven by the decrease in revenue and expense deleverage on lower revenues. Marketing and selling expenses declined to €34.9 million (or 82.0% of revenues) for the six months ended June 30, 2024 from €38.1 million (or 64.8% of revenues) in the same period in 2023.

St. John Segment

The following table sets forth revenues and gross profit for the St. John segment for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2024	2023	2024 vs 2023%
Revenues	39,981	46,663	(6,682)	(14.3)%
Gross profit	27,696	29,024	(1,328)	(4.6)%
Gross profit margin	69.3%	62.2%	7.1%	-
Marketing and selling expenses	(23,036)	(23,719)	683	(2.9)%
Contribution profit/(loss)(1)(3)	4,660	5,305	(645)	(12.2)%
Contribution profit margin(2)(3)	11.7%	11.4%	0.3%	-

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2024 amounted to €40.0 million, a decrease of €6.7 million compared to €46.7 million in the same period in 2023.

St. John decrease its revenues by (14.3)% year-over-year, due to both sales weakness in DTC and wholesales channels, as a result of slowing luxury market in the North America. DTC sales decreased by €5.6 million (or (14.8)% to €32.2 million, and wholesales decreased by €1.1 million (or (12.7)% to €7.7 million for the six months ended June 30, 2024.

Gross profit

Gross profit for the six months ended June 30, 2024 was €27.7 million, a decrease of €1.3 million compared to €29.0 million in the same period in 2023. However gross profit margin improved to 69.3% in the six months ended June 30, 2024, compared to 62.2% in the same period in 2023. The improvement in gross margin was primarily driven by the improvement of full-price sell-through and better channel mix.

Contribution profit

Contribution profit for the six months ended June 30, 2024 was €4.7 million (or 11.7% of revenue), compared to €5.3 million (or 11.4% of revenue) in the same period in 2023.

Sergio Rossi Segment

The following table sets forth revenues and gross profit for the Sergio Rossi segment for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2024	2023	2024 vs 2023%
Revenues	20,404	33,019	(12,615)	(38.2)%
Gross profit	10,218	17,135	(6,917)	(40.4)%
Gross profit margin	50.1%	51.9%	(1.8)%	-
Marketing and selling expenses	(9,490)	(11,355)	1,865	(16.4)%
Contribution profit/(loss)(1)(3)	728	5,780	(5,052)	(87.4)
Contribution profit margin(2)(3)	3.6%	17.5%	(13.9)%	-

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2024 amounted to €20.4 million, a decrease of €12.6 million compared to €33.0 million in the same period in 2023. The decrease was primarily due to sales decrease in wholesale channel, including third-party production business.

Revenues through our DTC channels decreased by 17.0% from €16.8 million for the six months ended June 30, 2023, to €14.0 million for the six months ended June 30, 2024. The decrease in DTC channels was mainly attributable to weakness in EMEA outlets and APAC retail stores.

Wholesale revenues decreased by 60.3% from €16.2 million for the six months ended June 30, 2023, to €6.4 million for the six months ended June 30, 2024. Third-party production contributed to €1.7 million of wholesale revenues for the six months ended June 30, 2024 compared to €7.6 million in the same period in 2023.

Gross profit

Gross profit for the six months ended June 30, 2024 was €10.2 million, a decrease of €6.9 million compared to €17.1 million in the same period in 2023. Gross profit margin decreased to 50.1% in the six months ended June 30, 2024, compared to 51.9% in the same period in 2023. The decrease in gross profit margin was primarily due to fixed production costs on lower revenues.

Contribution profit

Contribution profit for the six months ended June 30, 2024 was €0.7 million (or 3.6% of revenue), compared to €5.8 million (or 17.5% of revenue) in the same period in 2023, caused by higher store related costs and fixed expense deleverage on lower revenue. Marketing and selling expenses decreased to €9.5 million (but increase to 46.5% of revenue) in the six months ended June 30, 2024 from €11.4 million (or 34.4% of revenue) in the same period in 2023, which was due to cost control and implementation of efficiency improvement measures.

Caruso Segment

The following table sets forth revenues and gross profit for the Caruso segment for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2024	2023	2024 vs 2023%
Revenues	19,734	19,926	(192)	(1.0)%
Gross profit	5,723	5,233	490	9.4%
Gross profit margin	29.0%	26.3%	2.7%	-
Marketing and selling expenses	(936)	(842)	(94)	11.2%
Contribution profit/(loss)(1)(3)	4,787	4,391	396	9.0%
Contribution profit margin(2)(3)	24.3%	22.0%	2.3%	-

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2024 was €19.7 million, a decrease of €0.2 million or (1.0)% compared to €19.9 million in the same period in 2023.

Gross profit

Gross profit for the six months ended June 30, 2024 was €5.7 million, an increase of €0.5 million compared to €5.2 million in the same period in 2023. Gross profit margin increased to 29.0% for the six months ended June 30, 2024 from 26.3% for the six months ended June 30, 2023 due to better management of labor costs.

Contribution profit

Contribution profit for the six months ended June 30, 2024 was €4.8 million (or 24.3% of revenue), compared to €4.4 million (or 22.0% of revenue) in the same period in 2023. The improvement in contribution profit was driven by the improvement in gross profit.

Liquidity and Capital Resources

Overview

We and our portfolio brands’ principal sources of liquidity have been through issuance of shares, loans from our shareholder Fosun International (including its subsidiaries and joint ventures), and bank borrowings. As of June 30, 2024, we had cash and cash equivalents of €17.9 million.

Additionally, we have relied on liquidity provided by revenues generated from our operating activities. We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to fund ongoing cash requirements, including to purchase inventory and to fund costs for services and other expenses. In addition to our general working capital and operational needs, our main use of cash is now focused on maintaining and optimizing existing store operations, investing in digital transformation initiatives, and enhancing our supply chain capabilities.

Cash flows

Six months ended June 30, 2024 compared to the six months ended June 30, 2023

The following table summarizes the cash flows provided by/used in operating, investing and financing activities for each of the six months ended June 30, 2024 and 2023. Refer to the consolidated cash flows statement and accompanying notes included elsewhere in this Semi-Annual Report for additional information.

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2024	2023	2024 vs 2023%
Net cash used in operating activities	(33,483)	(58,118)	(24,635)	(42.4)%
Net cash used in investing activities	(3,780)	(28,531)	24,751	(86.8)%
Net cash generated from financing activities	26,646	26,396	(250)	(0.9)%
Net change in cash and cash equivalents	(10,617)	(60,253)	49,636	(82.4)%
Cash and cash equivalents less bank overdrafts at the beginning of the period	27,850	91,749	(63,899)	(69.4)%
Effect of foreign exchange differences on cash and cash equivalents	646	(649)	1,295	(199.5)%
Cash and cash equivalents less bank overdrafts at the end of the period	17,879	30,847	(12,968)	(42.0)%

Net cash used in operating activities

Net cash used in operating activities decreased by €24.6 million from €(58.1) million for the six months ended June 30, 2023 to €(33.5) million for the six months ended June 30, 2024. The decrease was primarily attributable to (i) a decrease in trade receivables of €10.2 million (or (22.4)%) to €35.4 million, and (ii) a decrease in trade payables of €2.5 million (or (3.2)%) to €81.1 million at the end of June 30, 2024.

Net cash used in investing activities

Net cash used in investing activities decreased by €24.8 million from €(28.5) million for the six months ended June 30, 2023 to €(3.8) million net cash used for the six months ended June 30, 2024. The decrease was primarily attributable to (i) the decrease of payment for the purchase of long-term assets from €29.3 million in the six months ended June 30, 2023 to €5.6 million in the same period in 2024, and (ii) the increase in proceeds from disposal of long-term assets from €0.8 million in six months ended June 30, 2023 to €1.8 million in the same period in 2024.

Net cash flows generated from financing activities

Net cash flows generated from financing activities increased by €0.3 million from €26.4 million for the six months ended June 30, 2023 to €26.6 million for the six months ended June 30, 2024. The increase in cash flows from financing activities was primarily attributable to (i) increased proceeds from borrowings of € 114.8 million, (ii) lower repayments of borrowings of €(55.5) million, (iii) lower payment of borrowings interest of €(3.3) million, and partially offset by (iv) lack of proceeds from financing fund compared to €22.8 million in 2023, (v) increase repurchase of ordinary shares of €(9.4) million, (vi) lower capital contribution from noncontrolling interests of €5 thousands compared to €5.6 million in 2023, (vi) higher payment of lease liabilities of €(16.2) million and higher payment of lease liabilities interest of €(3.6) million.

Borrowings

We enter into and manage debt facilities centrally in order to satisfy the short and medium-term needs of each of our subsidiaries based on criteria of efficiency and cost-effectiveness. Our portfolio brands have historically entered into and maintained with a diversified pool of lenders a total amount of committed credit lines that is considered consistent with their needs and suitable to ensure at any time the liquidity needed to satisfy and comply with all of their financial commitments, as well as guaranteeing an adequate level of operational flexibility for any expansion programs.

As of June 30, 2024, borrowings amounted to €8.3 million were guaranteed by a third-party SACE S.p.A., and borrowings amounted to €28.9 million were secured by pledges of our assets including property, plant and equipment, inventories and trade receivables.

Our unsecured borrowings are principally used for operations. As of June 30, 2024, the borrowings are at rates ranging from 4.55% to 17.11% per annum.

For additional information, see Note 18-Borrowings in the Semi-Annual Condensed Consolidated Financial Statements.

We are subject to certain covenants, including financial and otherwise, under our financing agreements. As of June 30, 2024, we were in material compliance with all covenants.

Contractual obligations and commitments

The following table summarizes our contractual obligations and commitments as of June 30, 2024:

	Payments Due by Period
(Euro thousands, except percentages)	On demand	Less than 1 year	1 to 3 years	Over 3 years	Total
Trade payables	18,301	62,751	-	-	81,052
Other current liabilities	8,312	78,694	-	-	87,006
Lease liabilities	-	39.476	62,540	73,971	175,987
Bank overdrafts	429	-	-	-	429
Borrowings	-	98,219	17,301	10,769	126,289
Total contractual obligations	27,042	279,140	79,841	84,740	470,763

Cash and cash equivalents

The table below sets forth the breakdown of our cash and cash equivalents as of the dates indicated.

	As of June 30,	As of December 31,	Increase / (Decrease)
(Euro thousands, except percentages)	2024	2023	June 30, 2024 vs December 31,2023%
Cash on hand	491	710	(219)	(30.8)%
Bank balances	17,817	27,420	(9,603)	(35.0)%
Cash and cash equivalents	18,308	28,130	(9,822)	(34.9)%
Restricted cash	-	-	-	-
Cash and bank balances	18,308	28,130	(9,822)	(34.9)%

As of June 30, 2024, the cash and cash equivalents are held with reputable commercial banks at various jurisdictions including Greater China, France, Italy and U.S. Certain jurisdictions may not have official deposit insurance program or agency similar to the Federal Deposit Insurance Corporation (FDIC) in the U.S. The Group does not foresee substantial credit risk with respect to cash and cash equivalents held at commercial banks in such jurisdictions.

We may be subject to restrictions which limit our ability to use cash. In particular, our cash held at banks in China is subject to certain repatriation restrictions and may only be repatriated as dividends. We do not believe that such transfer restrictions have any adverse impacts on our ability to meet liquidity requirements. There was no restricted cash as of June 30, 2024.

Other current assets

The table below sets forth the breakdown of our other current assets as of the dates indicated.

	As of June 30,	As of December 31,	Increase / (Decrease)
(Euro thousands, except percentages)	2024	2023	June 30, 2024 vs December 31, 2023%
Tax recoverable	6,713	7,078	(365)	(5.2)%
Prepaid expenses	6,685	5,374	1,311	24.4%
Other receivables of royalties	4,555	4,147	408	9.8%
Advances and payments on account to vendors	3,793	4,486	(693)	(15.4)%
Deposits of rental, utility and other	1,945	1,859	86	4.6%
Others	1,796	2,706	(910)	(33.6)%
Total other current assets	25,487	25,650	(163)	(0.6)%

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Developments

Ordinary Shares repurchase

We entered into a side letter with Meritz on April 30, 2024, which modified the Amended and Restated Relationship Agreement (the “Meritz Side Letter”). Pursuant to the Meritz Side Letter, we agreed to repurchase from Meritz 5,245,648 Ordinary Shares in aggregate for a total purchase price of US$20.0 million under the prescribed schedule therein. As of the date of this filing, we made repurchases of (i) 1,328,704 Ordinary Shares on April 30, 2024 for US$5.0 million, (ii) 1,318,129 Ordinary Shares on June 28, 2024 for US$5.0 million, and (iii) 1,305,220 Ordinary Shares on July 31, 2024 for US$5.0 million.

Shareholder loans

We received certain unsecured shareholder loans for working capital purposes from our shareholder Fosun International and its subsidiaries, being FPI (US) 1 LLC, Shanghai Fosun High Technology (Group) Co., Ltd. and Shanghai Fosun High Technology Group Finance Co., Ltd. Most of such shareholder loans have interest rates ranging from 6% to 10% per annum. For the six months ended June 30, 2024, we received proceeds of shareholder loans €61.5 million from Fosun International and its subsidiaries and repaid €1.1 million to Fosun International and its subsidiaries. As of June 30, 2024, we had amounts due to Fosun International and its subsidiaries (excluding accrued interest) of €87.6 million.

See Note 24 — Subsequent events to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.

Non-IFRS Financial Measures

Our management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: contribution profit, contribution profit margin, adjusted earnings before interest and taxes (“Adjusted EBIT”), adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). Our management believes that these non-IFRS financial measures provide useful and relevant information regarding our performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures that we use may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Contribution profit and contribution profit margin

Contribution profit is defined as revenues less the cost of sales and selling and marketing expenses. Contribution profit margin is defined as contribution profit divided by revenue.

Contribution profit subtracts the main variable expenses of selling and marketing expenses from gross profit, and our management believes this measure is an important indicator of profitability at the marginal level.

Below contribution profit, the main expenses are general administrative expenses and other operating expenses (which include foreign exchange gains or losses and impairment losses). As we continue to improve the management of our portfolio brands, we believe we can achieve greater economy of scale across the different brands by maintaining the fixed expenses at a lower level as a proportion of revenue. We therefore use contribution profit margin as a key indicator of profitability at the group level as well as the portfolio brand level.

The table below reconciles revenues to contribution profit for the periods indicated.

	For the six months ended June 30,
	2024	2023
Revenues	170,976	214,537
Cost of Sales	(72,598)	(89,083)
Gross profit	98,378	125,454
Marketing and selling expenses	(105,591)	(110,600)
Contribution profit	(7,213)	14,854

Adjusted EBIT

Adjusted EBIT is defined as profit or loss before income taxes, net finance cost, share based compensation, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets and government grants.

The table below reconciles loss for the year to adjusted EBIT for the periods indicated.

	For the six months ended June 30,
(Euro thousands)	2024	2023
Loss for the period	(69,376)	(72,225)
Add / (Deduct) the impact of:
Income tax expenses	(489)	271
Finance cost - net	13,187	11,970
Non-underlying items	(3,143)	(9,666)
Loss from operations before non-underlying items	(59,821)	(69,650)
Add / (Deduct) the impact of:
Share based compensation	827	1,971
Adjusted EBIT	(58,994)	(67,679)

Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets and government grants.

The table below reconciles loss for the year to adjusted EBITDA for the periods indicated.

	For the six months ended June 30,
	2024	2023
Loss for the period	(69,376)	(72,225)
Add / (Deduct) the impact of:
Income tax expenses	(489)	271
Finance cost - net	13,187	11,970
Non-underlying items	(3,143)	(9,666)
Loss from operations before non-underlying items	(59,821)	(69,650)
Add / (Deduct) the impact of:
Share based compensation	827	1,971
Provisions and impairment losses	(2,220)	(3,241)
Net foreign exchange (gains) / losses	(3,353)	8,486
Depreciation / Amortization	22,456	21,518
Adjusted EBITDA	(42,111)	(40,916)

Qualitative and Quantitative Information on Financial Risks

We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign exchange risk, interest rate risk, credit risk and liquidity risk. See Note 4.3—Financial risk factors to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report and Note 4.3—Financial risk factors to the Annual Consolidated Financial Statements for further details.

Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. We did not use any derivative financial instruments to hedge certain risk exposures.

Foreign exchange risk

We have a vast international presence, and therefore is exposed to the risk that changes in currency exchange rates could adversely impact revenue, expenses, margins and profit. Our management manages our foreign exchange risk by performing regular review.

Interest rate risk

We do not have any significant interest bearing financial assets or liabilities except for cash and cash equivalents and borrowings, details of which are disclosed in Notes 17 and 18 to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report and Notes 23 and 24 to Lanvin Group’s consolidated financial statements, respectively.

Our exposure to the risk of changes in market interest rates relates primarily to our borrowings with floating interest rates. Our policy is to manage our interest cost using a mix of fixed and variable rate debts. As of June 30, 2024, approximately 81% of our interest-bearing borrowings bore interest at fixed rates.

Credit risk

Credit risk is defined as the risk of financial loss caused by the failure of a counterparty to repay amounts owed or meet its contractual obligations. The maximum risk to which an entity is exposed is represented by all the financial assets recognized in the financial statements. Management considers our credit risk to relate primarily to trade receivables generated from the wholesale channel and mitigates the related effects through specific commercial and financial strategies.

With regards to trade receivables, credit risk management is carried out by monitoring the reliability and solvency of customers.

Liquidity risk

Liquidity risk refers to the difficulty we could have in meeting our financial obligations.

According to management, the funds and credit lines currently available, in addition to those that will be generated by operating and financing activities, will enable us to meet our financial requirement arising from investing activities, working capital management and punctual loan repayment as planned.

As of June 30, 2024, we had undrawn cash credit lines of up to $15.11 million available at banks.

Lanvin Group Holdings Limited

Interim condensed consolidated statements of profit or loss

For the six months ended June 30, 2024 and 2023

(Unaudited)

(Euro thousands except for		For the six months ended June 30,
loss per share)	Notes	2024	2023
Revenue	6	170,976	214,537
Cost of sales	7	(72,598)	(89,083)
Gross profit		98,378	125,454
Marketing and selling expenses	7	(105,591)	(110,600)
General and administrative expenses	7	(58,065)	(76,544)
Other operating income and expenses	7	5,457	(7,960)
Loss from operations before non-underlying items		(59,821)	(69,650)
Non-underlying items	8	3,143	9,666
Loss from operations		(56,678)	(59,984)
Finance cost – net	9	(13,187)	(11,970)
Loss before income tax		(69,865)	(71,954)
Income tax benefits / (expenses)	10	489	(271)
Loss for the period		(69,376)	(72,225)
Attributable to:
- Owners of the Company		(57,317)	(63,002)
- Non-controlling interests		(12,059)	(9,223)
Loss per share in Euro
- Basic and diluted (in Euro per share)	11	(0.49)	(0.48)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited

Interim condensed consolidated statements of comprehensive loss

For the six months ended June 30, 2024 and 2023

(Unaudited)

	For the six months ended June 30,
(Euro thousands)	2024	2023
Loss for the period	(69,376)	(72,225)
Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss
- Currency translation differences, net of tax	(2,798)	7,531
Items that will not be subsequently reclassified to profit or loss
- Employee benefit obligations: change in value resulting from actuarial reserve, net of tax	45	9
Total comprehensive loss for the period	(72,129)	(64,685)
Attributable to:
- Owners of the Company	(59,810)	(56,139)
- Non-controlling interests	(12,319)	(8,546)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited

Interim condensed consolidated statements of financial position

At June 30, 2024 and December 31, 2023

(Unaudited)

		At June 30,	At December 31,
(Euro thousands)	Notes	2024	2023
Assets
Non-current assets
Intangible assets		211,818	210,439
Goodwill		69,323	69,323
Property, plant and equipment		42,972	43,731
Right-of-use assets	12	139,126	128,853
Deferred income tax assets		12,905	13,427
Other non-current assets	13	15,383	15,540
		491,527	481,313
Current assets
Inventories	14	106,809	107,184
Trade receivables	15	35,436	45,657
Other current assets	16	25,487	25,650
Cash and bank balances	17	18,308	28,130
		186,040	206,621
Total assets		677,567	687,934
Liabilities
Non-current liabilities
Non-current borrowings	18	28,070	32,381
Non-current lease liabilities	19	120,250	112,898
Non-current provisions		3,932	3,174
Employee benefits		17,320	17,972
Deferred income tax liabilities		51,623	52,804
Other non-current liabilities		15,021	14,733
		236,216	233,962
Current liabilities
Trade payables		81,052	78,576
Bank overdrafts	17	429	280
Current borrowings	18	98,219	35,720
Current lease liabilities	19	35,649	32,871
Current provisions		5,273	6,270
Other current liabilities	20	128,005	134,627
		348,627	288,344
Total liabilities		584,843	522,306

Net assets		92,724	165,628
Equity
Equity attributable to owners of the Company
Share capital	21	*	*
Treasury shares	21	(55,991)	(65,405)
Other reserves	22	793,990	806,677
Accumulated losses		(629,248)	(571,931)
		108,751	169,341
Non-controlling interests		(16,027)	(3,713)
Total equity		92,724	165,628

*	Amounts less than €1,000.

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited

Interim condensed consolidated statements of cash flows

For the six months ended June 30, 2024 and 2023

(Unaudited)

	For the six months ended June 30,
(Euro thousands)	2024	2023
Operating activities
Loss for the period	(69,376)	(72,225)
Adjustments for:
Income tax expenses	(489)	271
Depreciation and amortization	22,456	21,518
Provisions and impairment losses	(2,220)	(3,241)
Employee share-based compensation	827	1,971
Net gains on disposals	(1,970)	(1,513)
Finance costs	13,278	11,999
Costs in respect of disputes	(1,158)	-
Fair value movement in warrants	(2,851)	972
Government grants	-	(7,247)
Change in inventories	3,066	(2,639)
Change in trade receivables	9,063	(1,638)
Change in trade payables	2,476	2,375
Change in other operating assets and liabilities	(6,471)	(8,224)
Income tax paid	(114)	(497)
Net cash used in operating activities	(33,483)	(58,118)
Investing activities
Payment for the purchase of property, plant and equipment, intangible assets and other long-term assets	(5,586)	(29,336)
Proceeds from disposal of property, plant and equipment, intangible assets and other long-term assets	1,806	805
Net cash used in investing activities	(3,780)	(28,531)
Financing activities
Repurchase of ordinary shares	(9,414)	-
Proceeds from financing fund	-	22,756
Proceeds from borrowings	114,768	80,034
Repayments of borrowings	(55,519)	(59,803)
Repayments of lease liabilities	(16,227)	(15,238)
Payment of borrowings interest	(3,320)	(3,698)
Payment of lease liabilities interest	(3,647)	(3,300)
Capital contribution from non-controlling interests	5	5,645
Net cash generated from financing activities	26,646	26,396
Net change in cash and cash equivalents	(10,617)	(60,253)
Cash and cash equivalents less bank overdrafts at the beginning of the period	27,850	91,749
Effect of foreign exchange differences on cash and cash equivalents	646	(649)
Cash and cash equivalents less bank overdrafts at the end of the period	17,879	30,847

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited

Interim condensed consolidated statements of changes in equity

For the six months ended June 30, 2024 and 2023

(Unaudited)

	Attributable to owners of the Company
(Euro thousands)	Issued capital	Treasury shares	Other Reserves	Accumulated losses	Total	Non-controlling interests	Total equity
Balance at December 31, 2023	*	(65,405)	806,677	(571,931)	169,341	(3,713)	165,628
Comprehensive loss
Loss for the period	-	-	-	(57,317)	(57,317)	(12,059)	(69,376)
Currency translation difference	-	-	(2,538)	-	(2,538)	(260)	(2,798)
Net actuarial reserve from defined benefit plans	-	-	45	-	45	-	45
Total comprehensive loss	-	-	(2,493)	(57,317)	(59,810)	(12,319)	(72,129)
Transactions with owners
Repurchase of ordinary shares	-	9,414	(9,414)	-	-	-	-
Employee share-based compensation	-	-	827	-	827	-	827
Capital contribution from non-controlling interests	-	-	-	-	-	5	5
Other	-	-	(1,607)	-	(1,607)	-	(1,607)
Total transactions with owners	-	9,414	(10,194)	-	(780)	5	(775)
Balance at June 30, 2024	*	(55,991)	793,990	(629,248)	108,751	(16,027)	92,724
Balance at December 31, 2022	*	(25,023)	762,961	(442,618)	295,320	5,486	300,806
Comprehensive loss
Loss for the period	-	-	-	(63,002)	(63,002)	(9,223)	(72,225)
Currency translation difference	-	-	6,854	-	6,854	677	7,531
Net actuarial reserve from defined benefit plans	-	-	9	-	9	-	9
Total comprehensive loss	-	-	6,863	(63,002)	(56,139)	(8,546)	(64,685)
Transactions with owners
Employee share-based compensation	-	-	1,971	-	1,971	-	1,971
Capital contribution from non-controlling interests	-	-	2,775	-	2,775	2,870	5,645
Changes in ownership interest in subsidiaries without change of control	-	-	(4,672)	-	(4,672)	4,672	-
Total transactions with owners	-	-	74	-	74	7,542	7,616
Balance at June 30, 2023	*	(25,023)	769,898	(505,620)	239,255	4,482	243,737

*Amounts less than €1,000.

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited

Notes to the Interim Condensed Consolidated Financial Statements

At and for the six months ended June 30, 2024 and 2023

(Unaudited)

1.	General information

Lanvin Group Holdings Limited (formerly known as Fosun Fashion Group Limited, and hereinafter referred to as “LGHL” or the “Company” and together with its consolidated subsidiaries, or any one or more of them, as the context may require, the “Lanvin Group” or the “Group”) is the holding company of the Lanvin Group and domiciled in Cayman Islands, the incorporation number of the Company is 382280 and the registered office is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Group is the leading global luxury fashion group, managing iconic brands worldwide including French couture house Lanvin, Italian luxury shoemaker Sergio Rossi, Austrian skinwear specialist Wolford, American womenswear brand St. John, and high-end Italian menswear maker Caruso. The Group’s brand portfolio covers a wide variety of fashion categories and leverages a combination of e-commerce, offline retail and wholesale channels, providing both growth opportunities as well as stability and resilience throughout the fashion cycle.

2.	Basis of preparation

Statement of compliance with IFRS

These unaudited interim condensed consolidated financial statements of the Group (the “Interim Condensed Consolidated Financial Statements”) have been prepared in compliance with IAS 34 - Interim Financial Reporting (“IAS 34”). The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2023 (the “ Annual Consolidated Financial Statements”), which have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies adopted are consistent with those applied in the Consolidated Financial Statements, except for the adoption of new and amended standards as disclosed in Note 3.

Contents and structure of the Interim Condensed Consolidated Financial Statements

The Interim Condensed Consolidated Financial Statements include the interim condensed consolidated statements of profit or loss, interim condensed consolidated statements of comprehensive loss, interim condensed consolidated statements of financial position, interim condensed consolidated statements of cash flows, interim condensed consolidated statements of changes in equity and the accompanying notes.

The Interim Condensed Consolidated Financial Statements are presented in Euro, which is the functional and presentation currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.

Going concern

For the six months ended June 30, 2024, the Group has incurred operating losses of €56.68 million, and net losses of €69.38 million. The Group had net current liabilities of €162.59 million and an accumulated losses of €629.25 million as of June 30, 2024.

Management closely monitors the Group’s financial performance and liquidity position. Historically, the Group has been able to obtain debt and equity financing. The Group has funded operations primarily with issuances of preferred shares, long-term debt and net proceeds from revenues.

The Interim Condensed Consolidated Financial Statements have been prepared on a going concern basis because one of the Company's shareholders, Fosun International Limited, has committed to continue to provide adequate support for the Company to meet its obligations as they become due for at least 24 months from the issuance date of these financial statements.

Use of estimates

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group in preparing its consolidated financial statements. Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, other than in the event that there are indications of impairment, in which case an immediate assessment is performed. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations, or significant plan amendments, curtailments or settlements.

3.	Summary of significant accounting policies

Changes in accounting policies

New Standards and Amendments issued by the IASB and applicable to the Group from January 1, 2024

New IFRS Standards and Amendments to existing standards	Effective date
IAS 1 Non-current Liabilities with Covenants (Amendments to IAS 1)	January 1, 2024
IAS 1 Classification of Liabilities as Current or Non-current (Amendments to IAS 1)	January 1, 2024
IFRS 16 Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)	January 1, 2024
IAS 7 and IFRS 7 Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)	January 1, 2024

There are no accounting pronouncements which have become effective from 1 January 2024 that have a significant impact on the Interim Condensed Consolidated Financial Statements. The accounting policies applied in these Interim Condensed Consolidated Financial Statements are the same as those applied in the Group’s Annual Consolidated Financial Statements as at and for the year ended December 31, 2023.

New standards, amendments and interpretations not yet effective

At the date of authorization of these Interim Condensed Consolidated Financial Statements, a new, but not yet effective, amendment to existing Standard, has been published by the IASB. No amendment has been adopted early by the Group.

New IFRS Standards and Amendments to existing standards	Effective date
IAS 21 Lack of Exchangeability (Amendments to IAS 21)	January 1, 2025

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New Standards, amendments and Interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Group’s Interim Condensed Consolidated Financial Statements.

4.	Financial risk management

4.1 Capital management

The Group continuously optimizes its capital structure to maximize shareholder value while keeping the financial flexibility to execute the strategic projects. The Group’s capital structure policy and framework aim to optimize shareholder value through cash flow distribution to the Group from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below the Group’s weighted average cost of capital.

Cash net of debt is defined as cash and cash equivalents minus non-current and current interest-bearing loans and borrowings and bank overdrafts. Cash net of debt is a financial performance indicator that is used by the Group’s management to highlight changes in the Group’s overall liquidity position.

The following table provides a reconciliation of the Group’s cash net of debt:

	At June 30,	At December 31,
(Euro thousands)	2024	2023
Cash and cash equivalents	18,308	28,130
Non-current borrowings	(28,070)	(32,381)
Current borrowings	(98,219)	(35,720)
Borrowings	(126,289)	(68,101)
Bank overdrafts	(429)	(280)
Cash net of debt	(108,410)	(40,251)

The ratio of cash net of debt to total consolidated equity was as follows:

	At June 30,	At December 31,
(Euro thousands)	2024	2023
Cash net of debt	108,410	40,251
Total equity	92,724	165,628
Total capital	201,134	205,879
Gearing ratio	53.9%	20%

4.2 Fair value estimation

The following table presents the Group's assets and liabilities that are measured at fair value at June 30, 2024 and December 31, 2023.

	At June 30,	At December 31,
(Euro thousands)	2024	2023
Assets
Other non-current assets
- Financial assets at fair value through profit or loss
Level 1	1,075	1,075
Level 3	1,627	1,585
	2,702	2,660

Liabilities
Other current liabilities
- Warrant liabilities
Level 1	770	2,612
Level 3	420	1,429
	1,190	4,041

At June 30, 2024 and December 31, 2023, there are no transfers among levels of the fair value hierarchy used in measuring the fair value of financial instruments, and also no changes in the classification of financial assets as a result of a change in the purpose or use of those assets. For more information relating to fair value estimation, reference should be made to Note 4 — Financial risk management to the Annual Consolidated Financial Statements.

4.3 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Interim Condensed Consolidated Financial Statements do not include all the financial risk management information and disclosures required in the full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2023. There have been no changes in the risk management policies during the six months ended June 30, 2024.

(a)	Market risk

Foreign exchange risk

The Group has a vast international presence, and therefore is exposed to the risk that changes in currency exchange rates could adversely impact revenue, expenses, margins and profit. The Group’s management assesses its foreign exchange risk by performing a regular review.

The following table demonstrates the sensitivity at the end of the reporting period to a reasonably possible change in the main foreign currencies against the Euro, with all other variables held constant, of the Group’s loss before tax due to differences arising on settlement or translation of monetary assets and liabilities and the Group’s equity excluding the impact of accumulated losses due to the changes of exchange fluctuation reserve of certain overseas subsidiaries of which the functional currencies are currencies other than Euro.

	At June 30, 2024		At December 31, 2023
(Euro thousands)	Increase / (decrease) in loss before tax if Euro strengthens by 5%	Increase / (decrease) in loss before tax if Euro weakens by 5%	Increase / (decrease) in loss before tax if Euro strengthens by 5%	Increase / (decrease) in loss before tax if Euro weakens by 5%
USD	(13,004)	13,004	(12,046)	12,046
CNY	(96)	96	72	(72)
HKD	112	(112)	(256)	256
GBP	44	(44)	136	(136)
JPY	(824)	824	(1,094)	1,094
Total	(13,768)	13,768	(13,188)	13,188

(b)	Credit risk

Credit risk is defined as the risk of financial loss caused by the failure of a counterparty to repay amounts owed or meet its contractual obligations. The maximum risk to which an entity is exposed is represented by all the financial assets recognized in the financial statements. Management considers its credit risk to relate primarily to trade receivables generated from the wholesale channel and mitigates the related effects through specific commercial and financial strategies.

With regards to trade receivables, credit risk management is carried out by monitoring the reliability and solvency of customers.

The following table provides the aging of trade receivables:

(Euro thousands)	Not yet due	0-90 days overdue	90-180 days overdue	>180 days overdue	Total
Trade receivables, gross	20,361	7,600	4,271	10,462	42,694
Loss allowance	-	(320)	(829)	(6,109)	(7,258)
Total trade receivables at June 30, 2024	20,361	7,280	3,442	4,353	35,436
Trade receivables, gross	30,738	8,602	4,552	7,948	51,840
Loss allowance	-	(199)	(536)	(5,448)	(6,183)
Total trade receivables at December 31, 2023	30,738	8,403	4,016	2,500	45,657

(c)	Liquidity risk

Liquidity risk refers to the difficulty the Group could have in meeting its financial obligations.

According to management, the funds and credit lines currently available, in addition to those that will be generated by operating and financing activities, will enable the Group to meet its financial requirement arising from investing activities, working capital management and punctual loan repayment as planned.

As of June 30, 2023, the Group has up to $15.11 million in undrawn cash lines of credit with banks (December 31, 2023:$13.00 million).

The table below analysis the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	As at June 30, 2024
	On demand	Less than 1 year	1 to 3 years	Over 3 years	Total
Trade payables	18,301	62,751	-	-	81,052
Other current liabilities	8,312	78,694	-	-	87,006
Lease liabilities	-	39,476	62,540	73,971	175,987
Bank overdrafts	429	-	-	-	429
Borrowings	-	98,219	17,301	10,769	126,289
	27,042	279,140	79,841	84,740	470,763

	As at December 31, 2023
	On demand	Less than 1 year	1 to 3 years	Over 3 years	Total
Trade payables	20,907	57,669	-	-	78,576
Other current liabilities	8,758	88,527	-	-	97,285
Lease liabilities	-	37,824	58,685	70,867	167,376
Bank overdrafts	280	-	-	-	280
Borrowings	-	35,720	21,794	10,587	68,101
	29,945	219,740	80,479	81,454	411,618

5.	Segment reporting

The following tables summarize selected financial information by segment for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30, 2024
(Euro thousands)	Lanvin	Wolford	Caruso	St. John	Sergio Rossi	Other and holding companies	Eliminations and Unallocated	Group Consolidated
Segment results
Sales outside the Group	48,243	42,594	19,444	39,981	20,123	591	-	170,976
Intra-Group sales	29	-	290	-	281	3,775	(4,375)	-
Total revenue	48,272	42,594	19,734	39,981	20,404	4,366	(4,375)	170,976
Cost of sales	(20,268)	(15,799)	(14,010)	(12,285)	(10,186)	(717)	667	(72,598)
Gross profit	28,004	26,795	5,724	27,696	10,218	3,649	(3,708)	98,378
Other segment information
Depreciation and amortization	8,437	6,229	563	4,799	2,393	35	-	22,456
Of which: Right-of-use assets	5,739	5,470	329	3,756	1,435	-	-	16,729
Other	2,698	759	234	1,043	958	35	-	5,727
Provisions and impairment losses	(727)	510	529	(1,170)	(1,362)	-	-	(2,220)

	For the six months ended June 30, 2023
(Euro thousands)	Lanvin	Wolford	Caruso	St. John	Sergio Rossi	Other and holding companies	Eliminations and Unallocated	Group Consolidated
Segment results
Sales outside the Group	55,011	58,802	19,311	46,663	32,468	2,282	-	214,537
Intra-Group sales	2,041	-	615	-	551	1,708	(4,915)	-
Total revenue	57,052	58,802	19,926	46,663	33,019	3,990	(4,915)	214,537
Cost of sales	(25,093)	(16,740)	(14,693)	(17,639)	(15,884)	(200)	1,166	(89,083)
Gross profit	31,959	42,062	5,233	29,024	17,135	3,790	(3,749)	125,454
Other segment information
Depreciation and amortization	6,726	6,748	534	4,962	2,443	105	-	21,518
Of which: Right-of-use assets	4,163	5,593	330	3,595	1,448	-	-	15,129
Other	2,563	1,155	204	1,367	995	105	-	6,389
Provisions and impairment losses	(3,610)	1,824	584	1,060	(3,099)	-	-	(3,241)

The following table summarizes non-current assets by geography at June 30, 2024 and December 31, 2023.

	At June 30,	At December 31,
	2024	2023
EMEA (1)	296,821	303,768
North America (2)	116,124	99,232
Greater China (3)	56,057	53,337
Other Asia (4)	9,620	11,549
Total non-current assets (other than deferred tax assets)	478,622	467,886

(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of the Balkan Peninsula, Eastern Europe, Scandinavian, Azerbaijan, Kazakhstan and the Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes Mainland China, Hong Kong, Macao and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

6.	Revenue

The Group generates revenue primarily from the sale of its products (net of returns and discounts), and from fees for royalties and licenses received from third parties.

Breakdown of revenue by sales channel:

	For the six months ended June 30,
(Euro thousands)	2024	2023
Direct To Consumer (DTC)	104,574	121,041
Wholesale	59,589	85,446
Other (1)	6,813	8,050
Total revenue by sales channel	170,976	214,537

(1)	Other revenues mainly include royalties and certain sales of old season products.

Breakdown of revenue by geographic area:

	For the six months ended June 30,
(Euro thousands)	2024	2023
EMEA	75,704	103,905
North America	64,324	72,487
Greater China	19,761	26,063
Other Asia	11,187	12,082
Total revenue by geographic area	170,976	214,537

7.	Expenses by nature

	For the six months ended June 30,
(Euro thousands)	2024	2023
Personnel costs	80,688	91,602
Raw materials, consumables and finished goods used	50,419	63,632
Changes in inventories of finished goods and work in progress	4,276	2,882
Depreciation and amortization	22,456	21,518
Freight and selling expenses	21,446	21,362
Professional service fees	17,292	25,704
Advertising and marketing expenses	14,326	17,100
Lease expenses	12,549	13,824
Office expenses	3,010	2,977
Taxes and surcharges	2,601	1,796
Studies and research expenses	2,388	3,789
Travel expenses	1,651	2,631
Reversal of provisions and impairment	(2,220)	(3,241)
Fair value changes on warrants	(2,851)	972
Net foreign exchange (gains) / losses	(3,353)	8,486
Other	6,119	9,153
Total expenses	230,797	284,187

8.	Non-underlying items

The non-underlying items included in the consolidated income statement are as follows:

	For the six months ended June 30,
(Euro thousands)	2024	2023
Net gains on disposals	1,970	1,513
Costs in respect of disputes	1,158	-
Government grants	15	8,153
Total non-underlying items	3,143	9,666

Non-underlying items included the net gains on disposals primarily related to disposal of long-term assets.

The non-underlying cost in respect of disputes primarily related to the claims and legal proceedings the Group was involved that arise in certain non-operating transactions.

Non-underlying items included government grants primarily related to various grants and incentives given by local governments, based on the Group’s operations and developments in those regions.

9.	Finance costs

Breakdown for finance income, finance expenses and net foreign exchange gains or losses:

	For the six months ended June 30,
(Euro thousands)	2024	2023
Finance income
- Net foreign exchange gains	120	-
- Interest income	31	161
Total finance income	151	161
Finance expenses
- Interest expense on lease liabilities	(3,647)	(3,300)
- Interest expense on borrowings	(9,492)	(5,244)
- Net foreign exchange losses	-	(3,455)
- Other	(199)	(132)
Total finance expenses	(13,338)	(12,131)
Total finance costs - net	(13,187)	(11,970)

10.	Income tax expenses

	For the six months ended June 30,
(Euro thousands)	2024	2023
Current taxes	(114)	(497)
Deferred taxes	603	226
Income taxes	489	(271)

Breakdown of difference between statutory and effective tax rates:

The effective tax rate is as follows:

	For the six months ended June 30,
(Euro thousands)	2024	2023
Loss before tax	(69,865)	(71,954)
Total income tax benefits / (expenses)	489	(271)
Effective tax rate	0.70%	(0.38)%

11.	Loss per share

Basic and diluted loss per share were calculated as the ratio of net profit or (loss) attributable to the shareholders of the Company by the weighted average number of outstanding shares (basic and diluted) of the Company.

Basic and diluted net loss per share attributable to ordinary shares for the six months ended June 30, 2024 and 2023 are calculated as follows (in thousands, except share and per share amounts):

	For the six months ended June 30,
(Euro thousands)	2024	2023
Net loss attributable to ordinary shares	(57,317)	(63,002)
Weighted-average shares outstanding-basic and diluted (thousand shares)	117,320	130,971
Net loss per share:
Basic and diluted (in Euro)	(0.49)	(0.48)

As the Group incurred net losses for the six months ended June 30, 2024 and 2023, basic loss per share was the same as diluted loss per share.

In the calculation of diluted earnings per shares, the warrants have been excluded as the average market price of ordinary shares during the period was lower than the exercise price of the warrants.

The following potentially dilutive outstanding securities were excluded from the computation of diluted loss per ordinary share because their effects would have been antidilutive for the six months ended June 30, 2024 or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	At June 30,	At June 30,
(Thousand shares)	2024	2023
Treasury shares	65,405	25,023
Warrants	31,980	31,980
Convertible preference shares	-	15,000
Total outstanding shares of potentially dilutive securities	97,385	72,003

12.	Right-of-use assets

(Euro thousands)	Real estate	Other	Total net carrying amount
At December 31, 2023	128,196	657	128,853
Additions	22,048	145	22,193
Disposals	-	(10)	(10)
Depreciation	(16,529)	(200)	(16,729)
Contract modifications	3,486	-	3,486
Net foreign exchange differences	1,331	2	1,333
At June 30, 2024	138,532	594	139,126

13.	Other non-current assets

	At June 30,	At December 31,
(Euro thousands)	2024	2023
Deposits of rental, utility and other	10,933	11,494
Equity investments designated at fair value through profit or loss	2,702	2,660
Other	1,748	1,386
Total other non-current assets	15,383	15,540

Other non-current assets include equity investments recognized at fair value through profit or loss in accordance with IFRS 9, with changes in value recognized in profit or loss. The losses in fair value recognized through profit or loss amounted to €42 thousand for the six months ended June 30, 2024 (For the six months ended June 30, 2023: €59 thousand gain).

14.	Inventories

	At June 30,	At December 31,
(Euro thousands)	2024	2023
Raw materials, ancillary materials and consumables	15,222	16,527
Work-in-progress and semi-finished products	11,053	9,425
Finished goods	80,534	81,223
Other	-	9
Total inventories	106,809	107,184

The cost of inventories recognized as an expense in cost of sales amounted to €72,598 thousand and €89,083 thousand for the six months ended June 30, 2024 and 2023 respectively.

For the six months ended June 30, 2024, the net amount of €3,269 thousand inventory impairment loss was reversed as the goods were sold at an amount in excess of the written-down value (June 30, 2023: €2,917 thousand). The amount reversed or recognized was within cost of sales.

15.	Trade receivables

	At June 30,	At December 31,
(Euro thousands)	2024	2023
Trade receivables	42,694	51,840
Loss allowance	(7,258)	(6,183)
Total trade receivables	35,436	45,657

The trade receivables are comprised essentially of receivables from wholesalers or agents, who are limited in number and with whom the Group maintains long-term relationships.

For each of the periods presented, no single customer accounted for more than 5% of the Group’s consolidated revenue. The present value of trade receivables is identical to its carrying amount.

16.	Other current assets

	At June 30,	At December 31,
(Euro thousands)	2024	2023
Tax recoverable	6,713	7,078
Prepaid expenses	6,685	5,374
Other receivable of royalties	4,555	4,147
Advances and payments on account to vendors	3,793	4,486
Deposits of rental, utility and other	1,945	1,859
Other	1,796	2,706
Total other current assets	25,487	25,650

17.	Cash and bank balances

	At June 30,	At December 31,
(Euro thousands)	2024	2023
Cash on hand	491	710
Bank balances	17,817	27,420
Total cash and bank balances	18,308	28,130

Cash and cash equivalents include cash on hand and bank balances.

The following table provides a reconciliation of cash and cash equivalents per cash flow statement:

	At June 30,	At December 31,
(Euro thousands)	2024	2023
Total cash and cash equivalents	18,308	28,130
Bank overdrafts	(429)	(280)
Net cash and cash equivalents per cash flow statement	17,879	27,850

18.	Borrowings

The following table provides a breakdown for non-current and current borrowings:

(Euro thousands)	Guaranteed	Secured	Unsecured	Total borrowings
At December 31, 2023	8,580	29,895	29,626	68,101
Repayments	(427)	(49,959)	(5,133)	(55,519)
Proceeds	119	50,509	64,140	114,768
Net foreign exchange difference	-	(1,566)	505	(1,061)
At June 30, 2024	8,272	28,879	89,138	126,289
Repayable:
- Within one year	4,191	14,929	79,099	98,219
- In the second year	2,726	13,950	-	16,676
- In the third year	625	-	-	625
- Over three years	730	-	10,039	10,769
	8,272	28,879	89,138	126,289
Portion classified as current liabilities	(4,191)	(14,929)	(79,099)	(98,219)
Non-current portion	4,081	13,950	10,039	28,070

As at June 30, 2024, borrowings amounted to €8,272 thousand (December 31, 2023: €8,580 thousand) were guaranteed by a third party, SACE S.p.A., the Italian export credit agency.

As at June 30, 2024, the secured borrowings amounted to €17,820 thousand (December 31, 2023: €21,612 thousand ) were owed to Meritz Securities Co., Ltd. ("Meritz") (excluding accrued interest). On March 30, 2023, Jeanne Lanvin S.A. (“JLSA”) as the borrower, LGHL as the guarantor and our shareholder Meritz as the lender entered into a facility agreement, pursuant to which Meritz made available to JLSA a facility in the sum of JPY3,714.4 million (as novated, amended and restated by the novation, amendment and restatement agreement dated August 14, 2023 between Lanvin Hong Kong Limited as the new borrower, JLSA as the original borrower and new guarantor, LGHL as guarantor and Meritz as the lender, the “Facility”). JLSA used the Facility to buy back the Lanvin trademarks owned by ITOCHU Corporation (“Itochu”) according to the buy-back agreement entered into by and between JLSA and Itochu on May 21, 2021. The Facility has a term of three years and bears a fixed interest of 9.10% per annum. The Facility is mainly secured by royalties to be paid by Itochu for selling Lanvin-branded licensed products in Japan. Lanvin Hong Kong Limited holds the right to receive such royalties, and its shares were also charged in favor of Meritz.

As at June 30, 2024, borrowings amounted to €11,059 thousand (December 31, 2023: €8,283 thousand) were secured by the pledge of assets with carrying values at the end of each reporting period as follows:

	At June 30,	At December 31,
(Euro thousands)	2024	2023
Pledge of assets:
- Inventories	23,581	15,938
- Property, plant and equipment	8,669	7,852
- Trade receivables	1,549	1,993
- Other current assets	2,052	1,168
Total pledge of assets	35,851	26,951

Apart from the above, certain borrowings are guaranteed by two subsidiaries, namely St. John Knits, Inc. and St. John Canada Corporation as at June 30, 2024.

The unsecured borrowings are principally used for operation of the Group.

The borrowings at rates ranging from 4.55% to 17.11% per annum.

19.	Lease liabilities

(Euro thousands)	Lease liabilities
At December 31, 2023	145,769
Additions due to new leases and store renewals	22,204
Interest expense	3,647
Repayment of lease liabilities (including interest expense)	(19,874)
Contract modifications	2,675
Disposals	(10)
Net foreign exchange differences	1,488
At June 30, 2024	155,899
Of which:
Non-current	120,250
Current	35,649

In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.

The following table summarizes the undiscounted contractual cash flows of lease liabilities by maturity date:

(Euro thousands)	Total contractual cash flows of lease liabilities	Year 1	Year 2	Year 3	Beyond
At June 30, 2024	175,987	39,476	35,801	26,739	73,971
At December 31, 2023	167,376	37,824	32,651	26,034	70,867

20.	Other current liabilities

	At June 30,	At December 31,
(Euro thousands)	2024	2023
Financing fund	58,649	63,320
Payroll and employee benefits payables	23,861	20,750
Accrued expenses	16,183	18,544
Tax payables	10,417	10,285
Due to related companies	8,743	7,115
Customer advances	6,721	6,307
Warrant liabilities	1,190	4,041
Rental payable	137	238
Other	2,104	4,027
Total other current liabilities	128,005	134,627

Financing fund

Financing fund is the investment to be made by Meritz Securities Co., Ltd., a Korean incorporated investment fund in the Company. For more information relating to financing fund, reference should be made to Note 28 — Other current liabilities and Note 35 — Subsequent events to the Annual Consolidated Financial Statements.

Warrant liabilities

Breakdown for warrant liabilities:

	At June 30,	At December 31,
(Euro thousands)	2024	2023
Public Warrant	770	2,612
Private Placement Warrant	420	1,429
Total warrant liabilities	1,190	4,041

At June 30, 2024 and December 31, 2023, all of the public warrants and private placement warrants were outstanding and recognized as liabilities at fair value. For the six months ended June 30, 2024, the Group recorded warrant liabilities of €1,190 thousand which resulted in a gain on revaluation of €2,851 thousand.

For more information relating to warrant liabilities, reference should be made to Note 28—Other current liabilities to the Annual Consolidated Financial Statements.

21.	Share capital

As of June 30, 2024, the share capital amounted to €134 (December 31, 2023: €137), comprising 117,319,824 fully paid-up ordinary shares with a par value of $0.000001. Excluding the 27,701,628 treasury shares, there were 117,319,824 shares issued and outstanding June 30, 2024 and December 31, 2023.

Ordinary share

LGHL ordinary shares have a par value of $0.000001 and are ranked equally with regard to the LGHL’s residual assets. Amounts received above the par value are recorded as share premium. Each holder of LGHL ordinary shares will be entitled to one vote per share. LGHL ordinary shares are listed on NYSE under the trading symbol “LANV”.

22.	Other reserve

		Other comprehensive income reserve
(Euro thousands)	Share premium	Cumulative translation adjustment	Re-measurement of defined benefit plans	Other reserves	Total
Balance at December 31, 2023	783,883	2,617	(86)	20,263	806,677
Repurchase of ordinary shares	-	-	-	(9,414)	(9,414)
Employee share-based compensation	-	-	-	827	827
Currency translation differences	-	(2,538)	-	-	(2,538)
Actuarial reserve relating to employee benefit	-	-	45	-	45
Other	-	-	-	(1,607)	(1,607)
Balance at June 30, 2024	783,883	79	(41)	10,069	793,990
Balance at December 31, 2022	743,501	(716)	675	19,501	762,961
Employee share-based compensation	-	-	-	1,971	1,971
Changes in ownership interest in a subsidiary without change of control	-	-	-	(4,672)	(4,672)
Capital contribution from non-controlling interests	-	-	-	2,775	2,775
Currency translation differences	-	6,854	-	-	6,854
Actuarial reserve relating to employee benefit	-	-	9	-	9
Balance at June 30, 2023	743,501	6,138	684	19,575	769,898

Other comprehensive income reserve includes the following:

•	a translation reserve for the translation differences arising from the consolidation of subsidiaries with a functional currency different from the Euro;
•	gains and losses on the re-measurement of defined benefit plans for actuarial gains and losses arising during the period which are offset against the related net defined benefit liabilities;

23.	Related party transactions

Transactions with related parties

In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the periods:

	For the six months ended June 30,
(Euro thousands)	2024	2023
(i) Sales of goods
Handsome Corporation (1)	730	871
Itochu Corporation (1)	-	617
Total sales of goods	730	1,488
(ii) Rental expenses
Shanghai Fosun Bund Property Co., Ltd. (3)	162	603
(iii) Other service expenses
Baozun Hong Kong Investment Limited (1)	723	772
(iv) Interest expenses
Meritz Securities Co., Ltd. (1)	5,224	2,209
Fosun International Limited (1)	1,869	-
Shanghai Fosun High Technology (Group) Co., Ltd. (2)	504	517
FPI (US) 1 LLC (2)	110	-
Fosun JoyGo (HK) Technology Limited (2)	2	-
Shanghai Fosun High Technology Group Finance Co., Ltd. (2)	-	101
Total interest expenses	7,709	2,827

	For the six months ended June 30,
(Euro thousands)	2024	2023
(v) Proceeds of related-party loan
Fosun International Limited	58,127	-
FPI (US) 1 LLC	2,790	-
Shanghai Fosun High Technology Group Finance Co., Ltd.	576	-
Meritz Securities Co., Ltd.	-	46,538
Total proceeds of related-party loan	61,493	46,538
(vi) Repayments of related-party loan
Meritz Securities Co., Ltd.	11,090	-
Fosun JoyGo (HK) Technology Limited	1,107	-
Shanghai Fosun High Technology Group Finance Co., Ltd.	-	2,007
Total repayments of related-party loan	12,197	2,007
(vii) Purchase of trademarks
Itochu Corporation	-	26,672
(viii) Royalty received in advance
Itochu Corporation	-	4,731
(ix) Royalty
Itochu Corporation	1,876	70
Handsome Corporation	1,503	1,550
Total royalty	3,379	1,620

Balances with related parties

	At June 30,	At December 31,
(Euro thousands)	2024	2023
(i) Borrowings
Fosun International Limited	73,372	15,245
Meritz Securities Co., Ltd.	17,820	21,612
Shanghai Fosun High Technology (Group) Co., Ltd.	10,040	9,787
FPI (US) 1 LLC	2,790	-
Shanghai Fosun High Technology Group Finance Co., Ltd.	1,429	829
Fosun JoyGo (HK) Technology Limited	-	1,081
Total borrowings	105,451	48,554
(ii) Other current liabilities
Meritz Securities Co., Ltd.	58,649	63,320
Fosun International Limited	2,290	420
Shanghai Fosun Bund Property Co., Ltd.	2,050	1,837
Shanghai Yu Garden Group and its subsidiaries	1,358	1,358
Baozun Hong Kong Investment Limited	1,264	1,851
Shanghai Fosun Industry Investment Co., Ltd.	992	987
Shanghai Fosun High Technology (Group) Co., Ltd.	396	384
Fosun Holdings Limited	280	271
FPI (US) 1 LLC	110	-
Shanghai Fosun High Technology Group Finance Co., Ltd.	3	2
Fosun JoyGo (HK) Technology Limited	-	5
Total other current liabilities	67,392	70,435
(iii) Other current assets
Fosun International Limited	260	252
(iv) Other non-current liabilities
Itochu Corporation	4,345	4,753
Shanghai Fosun High Technology (Group) Co., Ltd.	2,307	1,757
Total other non-current liabilities	6,652	6,510
(v) Trade receivable
Itochu Corporation	1,749	84
Handsome Corporation	8	66
Total trade receivable	1,757	150

Notes：

(1)	One of the shareholders of the Group.
(2)	Subsidiaries of Fosun International Limited.
(3)	Joint venture of Fosun International Limited.

24.	Subsequent events

The Group has evaluated subsequent events through August 26, 2024 which is the date the Consolidated Financial Statements were authorized for issuance, and identified the following events, all of which are non-adjusting as defined in IAS 10:

Ordinary Shares repurchase

The Company entered into a side letter with Meritz on April 30, 2024, which modified the Amended and Restated Relationship Agreement (the “Meritz Side Letter”). Pursuant to the Meritz Side Letter, the Company agreed to repurchase from Meritz 5,245,648 Ordinary Shares in aggregate for a total purchase price of $20.0 million under the prescribed schedule therein. As the date of this Interim Condensed Consolidated Financial Statements issuance date, the Company made the repurchases of (i) 1,328,704 Ordinary Shares on April 30, 2024 for $5.0 million, (ii) 1,318,129 Ordinary Shares on June 28, 2024 for $5.0 million, and (iii) 1,305,220 Ordinary Shares on July 31, 2024 for $5.0 million.